UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

SOLIGENIX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

258094101
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20358 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF		5,833,333
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,034,483
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		5,833,333

	10	SHARED DISPOSITIVE POWER
		1,034,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,867,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 258094101	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		5,833,333
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		5,833,333

	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,833,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 258094101	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		5,833,333
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		5,833,333

	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,833,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,034,483
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		1,034,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101	Page 6 of 10

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated April 27, 2013 and filed May 9, 2013 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per shares (the “Common Stock”), of Soligenix, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540.  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon”), are filing this Amendment to disclose the acquisition by NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security” and, together with Mr. Kirk, Intrexon and NRM VII Holdings, the “Reporting Persons”), of 3,333,333 shares of Common Stock and 2,500,000 warrants to purchase Common Stock in a public offering conducted by the Company.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to a Securities Purchase Agreement, dated June 20, 2013 and filed as Exhibit 1 hereto (“Securities Purchase Agreement”), the Company sold to various investors 6,773,995 shares of Common Stock  at a purchase price of $1.05 per share and 5,080,500 warrants to purchase Common Stock at an exercise price of $1.65 per share (the “Offering”).  NRM VII Holdings utilized its working capital to purchase 3,333,333 Units (as that term is defined in the Securities Purchase Agreement), which consisted of 3,333,333 shares of Common Stock and a warrant to purchase 2,500,000 shares of Common Stock (the “Warrants”) for an aggregate purchase price of approximately $3.5 million.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed herein for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Purchase Agreement and the Securities Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

CUSIP No. 258094101	Page 7 of 10

At the date of this Statement, the Reporting Persons have plans or proposals which would result in:

(a)                The acquisition of additional securities of the Company.

Intrexon plans to acquire additional shares of Common Stock as set forth in Item 3 of the Original 13D.

(d)                Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

In connection with the investment by NRM VII Holdings in the Offering, the Company intends to appoint an NRM VII Holdings designee to the Company’s Board of Directors.

Except as described above, at the date of this Statement, each of the Reporting Persons has no present plans or proposals that would result in:

(a)                The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Company;

(f)                 Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 258094101	Page 8 of 10

(j)               Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

 (a) and (b)     See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 12,231,492 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2013 for the period ending March 31, 2013, increased by (i) the number of shares of Common Stock issued in the Offering and (ii) the aggregate number of shares of Common Stock issuable to NRM VII Holdings upon exercise of its Warrants.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	6,867,816(1)	31.9%	5,833,333	1,034,483	5,833,333	1,034,483
Third Security, LLC(2)	5,833,333(1)	27.1%	5,833,333	—	5,833,333	—
NRM VII Holdings I, LLC	5,833,333(1)	27.1%	5,833,333	—	5,833,333	—
Intrexon Corporation	1,034,483	4.8%	—	1,034,483	—	1,034,483

(1)	Assumes the full exercise of the Warrants.
(2)	Randal J. Kirk controls Third Security, LLC, which is the Manager of an affiliate that manages NRM VII Holdings.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)       Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 258094101	Page 9 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement by and between the Company and NRM VII Holdings dated as of June 20, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 20, 2013 and filed June 24, 2013, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of June 26, 2013, by and between Mr. Kirk and Intrexon

CUSIP No. 258094101	Page 10 of 10
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2013

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security LLC, which is the Manager of Third Security Capital Partners VII, LLC which is the Manager of NRM VII Holdings I, LLC

INTREXON CORPORATION

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Securities Purchase Agreement by and between the Company and NRM VII Holdings dated as of June 20, 2013 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 20, 2013 and filed June 24, 2013, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of June 26, 2013, by and between Mr. Kirk and Intrexon